Exhibit 2 Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

Notice to the Market

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), hereby informs its shareholders and the market in general that the Board of Directors, after a meeting held on November 3, 2017, issued the following note for disclosure by the Company:

“In continuance of the advanced negotiations that were being conducted by the Company with the Noteholders, reported to the market in a Material Fact published on October 12, 2017, the Company's Board of Directors resolved on this date, by majority vote, with 3 votes against, to (i) approve the final terms of a proposal to support the Plan Support Agreement (“PSA”), which will be offered to all the Notes Holders of the Company; (ii) authorize the Company to file an amendment to the judicial reorganization plan (the “Plan”) before the Court of the 7th Corporate Court of the Capital of the State of Rio de Janeiro, contemplating the final terms of the PSA until November 6, 2017; and (iii) determine that, from the presentation of the final terms of the PSA in court, the Company makes an effort to seek adherence to said PSA with creditors. The Company also informs that the Board of Directors assessed the correspondence received on October 26, 2017 from the advisors Moelis & Company, G5 Evercore and FTI, who advise a specific group of Note Holders, and decided that it is impossible to accept their terms, among other reasons because it is not a firm and binding proposal, it proposes an imbalance of treatment between different stakeholders, reserves the right to continue litigating against the interests of the Company and/or against administrators and presupposes a change in the regulatory regime for its implementation, thus causing delay and uncertainty for the Judicial Reorganization. Finally, the Company reaffirms its willingness and intention to continue working with all stakeholders of the company so that it is possible to approve, in a meeting of creditors, the Plan. To this effect, the Company remains open, in good faith, to pass along to all creditors the details of the Plan, in order to clarify its terms and obtain adhesion from creditors.”

The Company will maintain its shareholders and the market informed with respect to significant updates on the subject matter of this Notice.

Rio de Janeiro, November 4, 2017.

Exhibit 2

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization